Exhibit 99.1
Scotiabank Begins 2006 Auditor Appointment Review

Toronto, June 1, 2005 - The Audit and Conduct Review Committee on behalf of Scotiabank’s Board of Directors today announced that it has initiated a review of Shareholders' Auditors with a view to recommending to shareholders a single firm to audit Scotiabank’s 2006 consolidated financial statements.

At the 2005 Annual Meeting of Shareholders in March, shareholders approved the appointment of KPMG LLP and PricewaterhouseCoopers LLP to serve as the Bank’s auditors for the fiscal year ending October 31, 2005. These two firms have been asked to submit proposals for Board consideration. They have served as Scotiabank’s auditors since 1992 and 1988 respectively.

“Moving to a single auditor will enable us to continue to effectively serve shareholder interests in today’s governance environment. It will provide greater efficiencies in undertaking the audit of the Bank, particularly given the increasingly complex regulatory and accounting requirements, while also providing greater choice and flexibility in securing non-audit consulting services,” said Senator Michael Kirby, Chair, Scotiabank Audit and Conduct Review Committee of the Board of Directors. “The Board expects to complete its review later in the year and the decision will be presented for a vote by shareholders at Scotiabank’s next Annual Meeting.”

The successful firm will be engaged to provide assurance and related services for the Bank but will not be eligible to provide non-audit services. The Bank will utilize other firms for non-audit services.

Scotiabank’s Audit and Conduct Review Committee is composed of independent directors and is responsible for annually recommending to shareholders the appointment of external auditors and has the sole authority to approve all audit engagement fees and terms. As part of its mandate the Audit and Conduct Review Committee is responsible for reviewing and ensuring the qualifications, independence and objectivity of the external auditors.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $309 billion in assets (as at April 30, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

Contact:

Ann DeRabbie, Scotiabank Public Affairs, 416-866-3703
ann_derabbie@scotiacapital.com